

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 2, 2008

VIA U.S. MAIL AND FAX 972-8-9150787

Mr. Israel Fisher
Chief Financial Officer
Cell Kinetics Ltd.
2 Yodfat Street
Lod, Israel 71291

> **Re:** **Cell Kinetics Ltd.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 333-144993**

Dear Mr. Fisher:

We have reviewed your response filed September 19, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2007

Financial Statements

1.   Please refer to our prior comment 1 and respond to the following:

- Please tell us when you earned the $1.5 million of revenue. We saw your disclosures in Note 1 on page F-8 regarding the revenues you reference but it appears from your selected financial data disclosures at page 2 that the revenues were earned prior to 2003. Also, based on your recent income statement it appears you have no revenues and that your most significant expense is research and development. We refer you to paragraph 9 of SFAS 7.

- We also see your statement in Note 1 that "management believes this dependence [on Medis EL and MTL] will continue unless it is able to successfully develop and market its products." Thus it appears from your disclosure that you have not completed the development of your product.

- Accordingly, tell us the nature of the activities to which you are and have been devoting substantially all of your efforts. Also, tell us how the aforementioned statement and the fact that the revenues you refer to were not recognized recently impacts your conclusions as to whether you are a development stage company as defined in SFAS 7.

   Finally, revise future filings to either include all disclosures required by SFAS 7 or to clearly explain why you believe you are not a development stage company as defined in SFAS 7.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant